Exhibit 99.1

BTC Digital Ltd. Announces Successful Acquisition of 62-Acre Property in Vienna, Dooly County, Georgia for Cryptocurrency Mining Expansion

Singapore, May 5, 2025 / PR Newswire / — Blockchain technology company BTC Digital Ltd. (“BTCT” or the “Company”) (NASDAQ: BTCT) today announced announced the successful acquisition of a 62-acre property in Vienna, Dooly County, Georgia, including its associated plant and supporting facilities for a total consideration of approximately USD 2.1 million.

The site features a power infrastructure with a capacity of 20 megawatts. BTCT plans to invest an additional USD 5 million to develop a high-efficiency, energy-saving cryptocurrency mining facility, which will house approximately 6,000 mining machines. The remaining land will be designated for storage and logistics operations to support cryptocurrency mining and enhance deployment and maintenance efficiency.This acquisition marks a key step in BTCT’s strategic expansion in the Southeastern United States, leveraging the region’s abundant energy resources and business-friendly environment. Through technological innovation and scalable infrastructure, the company solidifies its leadership in cryptocurrency mining infrastructure and digital asset solutions, driving sustainable growth and long-term value creation for shareholders.

Mr. Siguang Peng, CEO of BTCT, stated:

“The successful completion of this acquisition demonstrates our strategic focus on the U.S. market and commitment to sustainable growth. Vienna’s competitive advantages in land and energy costs position us to efficiently scale our computing infrastructure while establishing a strategic logistics center for the region. We are excited to further expand our footprint across the Southeast and strengthen our industry leadership.”

About BTC Digital Ltd.

BTC Digital Ltd. is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, mining pool and data center operation, and miner accessories business.

For more information, please visit: https://btct.investorroom.com/

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

ir@btct.us